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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35-120

RECEIVED 2017 JUL -5 PM 1:53 SEC / TM

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intergrated Financial Planning Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstrasse 20
(No. and Street)

69117 Heidelberg (City) Germany (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Swanson, 443-450-4543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105 (Address) 70190 Stuttgart, Germany (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Dr. Zimmermann
Notariatsdirektor
NOTARIAT
HEIDELBERG

Notary Public

Signature

President, IFPS

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Notariat 1 Heidelberg **1 UR 145 / 2017**
Vangerowstraße 18, 69115 Heidelberg, Tel. 06221/591476, Fax: 06221/592172, E-Mail: poststelle@notheidelberg.justiz.bwl.de

Unterschriftsbeglaubigung

Vorstehende Unterschrift wurde heute in meiner Gegenwart eigenhändig vollzogen von

Herr Barry Ernest Swanson, geb. am 23.06.1940, wohnhaft Karlstraße 20, 69117 Heidelberg - ausgewiesen durch amerikanischen Reisepass -

Ihre Echtheit wird hiermit öffentlich beglaubigt.

Heidelberg, den 15.02.2017
Notariat 1 Heidelberg



(Dr. Zimmermann) Notar


NOTARIAT
HEIDELBERG

U020217A.U01

INTEGRATED FINANCIAL PLANNING SERVICES

Karlstrasse 20, 69117 Heidelberg, Germany

Audited Financial Statements

For Year Ending December 31, 2016

Integrated Financial Planning Services
Audited Balance Sheet

Accrual Basis

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	14,577.37
101 · Commerzbank 9100	16,178.38
103 · M & T Bank - Savings	55,681.26
111 · M & T Special Acct	1,178.78
Total Checking/Savings	87,615.79
Accounts Receivable	
1200 · Accounts Receivable	1,225.04
Total Accounts Receivable	1,225.04
Other Current Assets	
109 · Acct Rec - AETNA	1,126.80
110 · FINRA Cash Account	1,352.62
113 · Acct Rec MF Commissions	106,533.98
132 · Prepaid Renewal Fees	9,586.00
133 · Prepaid Insurance	1,000.00
134 · Prepaid Legal Fees	166.11
136 · Prepaid Computer Service	743.00
Total Other Current Assets	120,508.51
Total Current Assets	209,349.34
Fixed Assets	
140 · Furniture & Equipment	48,882.23
150 · A/D - Furn & Equip	-41,968.33
Total Fixed Assets	6,913.90
TOTAL ASSETS	**216,263.24**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
205 · Accounts Payable	50,293.38
208 · Taxes Payable	1,223.08
210 · Comm. Payable	88,053.72
Total Other Current Liabilities	139,570.18
Total Current Liabilities	139,570.18
Total Liabilities	139,570.18
Equity	
300 · Owners Equity	-120,379.36
3000 · Opening Bal Equity	261,546.74
Net Income	-64,474.32
Total Equity	76,693.06
TOTAL LIABILITIES & EQUITY	**216,263.24**

Integrated Financial Planning Services
Audited Profit & Loss

Accrual Basis

	Jan - Dec 16		
Ordinary Income/Expense			
Income			
Gross Dealer Concessions			
404 · Life Insurance		81,407.42	
405 · Mutual Funds		693,939.36	
406 · Muncipal Funds - 529 Plans		8,127.73	
407 · REIT		4,200.00	
409 · 12b1 Fees		319,348.92	
Total Gross Dealer Concessions			1,107,023.43
Registered Rep Fee Revenue			
410 · FINRA Fees			
Annual Registration	1,440.00		
Branch Registration Fee	2,340.00		
Cont. Ed. Fee	845.00		
Disclosure Fee	410.00		
Focus Fee	4,800.00		
State Regis Fee	2,314.00		
Termination Fee	60.00		
Total 410 · FINRA Fees		12,209.00	
411 · Firm Element CE		2,015.00	
413 · Office Reviews		400.00	
414 · Advisor Mail Fees		4,212.00	
415 · Bonding Fees		1,344.00	
417 · Business Cards & Supplies		33.75	
420 · Investment Fair		2,823.91	
425 · Compliance Meetings		1,000.00	
Total Registered Rep Fee Revenue			24,037.66
400 · Revenue - Other Income			1,851.79
Total Income			1,132,912.88
Gross Profit			1,132,912.88
Expense			
Commissions			
513 · Commissions - ANICO		0.00	
514 · Commissions-Side Charges		443.47	
515 · MF Commission Reps		768,838.51	
516 · Supervisory Overrides		21,200.91	
Total Commissions			790,482.89
500 · Operations			48,000.00
501 · Admin Fees			
Compliance		12,000.00	
General		8,803.93	
Supervisory Reviews		500.00	
Total 501 · Admin Fees			21,303.93
502 · Accounting Fees			62,400.00
506 · Audit Expense			1,350.00
510 · Auto Expense			
Gas		841.94	
Parking		235.91	
Service		443.48	
Total 510 · Auto Expense			1,521.33
512 · Bank Service Charges			6,417.70
517 · Depreciation			5,776.68
519 · Labor - Financial Operations			
Gray, Kathy A		13,229.00	
Total 519 · Labor - Financial Operations			13,229.00

		Jan - Dec 16
520 · Labor - Heidelberg Office		
Huntington - Sell, Marcia	19,977.50	
Lambing, Susan	15,982.04	
Social Services - AOK	14,134.88	
Taxes - Lohnsteuer	4,009.51	
Total 520 · Labor - Heidelberg Office		54,103.93
521 · Membership Dues		1,400.13
522 · Subscriptions		288.24
524 · Meals & Entertainment		17,034.78
528 · Conference Fees		774.00
530 · Insurance Expense		
Auto	1,463.15	
Business	180.92	
Medical-Dental	7,453.31	
Total 530 · Insurance Expense		9,097.38
535 · Investment Fair		
Hotel	9,844.11	
Meals & Entertainment	6,770.13	
office exp	681.75	
Prizes	4,823.93	
535 · Investment Fair - Other	68.11	
Total 535 · Investment Fair		22,188.03
536 · Compliance Meetings		0.00
537 · Legal & Professional Fees		10,840.58
543 · Bonding Fee		2,512.70
544 · Regis Fees		2,075.64
545 · FINRA Expenses		
Annual Renewal	9,131.00	
Cont. Ed. Fee	825.00	
Disclosure Fee	110.00	
Fingerprint Fee	42.75	
Focus Fee Assessment	6,354.50	
Foreign Exam Fee	15.00	
Principal's Exams	225.00	
Registration	700.00	
State Regis Fee	331.00	
Termination Fee	40.00	
Total 545 · FINRA Expenses		17,774.25
549 · Office Expenses		4,613.09
552 · Phone		
Cellular Service	690.76	
Phone/Fax Calls	71.88	
Telekom - HD Office	3,299.60	
Verizon - MD Office	1,727.93	
Total 552 · Phone		5,790.17
555 · Computer Expenses		653.82
556 · Network Subscriptions		10,997.14
557 · Publications		948.39
560 · Postage - American		425.45
561 · Postage - German		1,133.90
562 · Printing		
Business Card Printing	24.72	
Total 562 · Printing		24.72
565 · Rent		
HD Office	16,873.54	
HD Parking	665.94	
HD Storage Facility	1,707.82	
MD Office	1,200.00	
MD Storage Facility	858.00	
Total 565 · Rent		21,305.30

		Jan - Dec 16
567 · Repairs		
Office	624.11	
Total 567 · Repairs		624.11
572 · Study Guides		125.39
575 · Travel		
Air Fare	3,650.92	
Hotel	2,215.33	
Meals & Entertainment	405.02	
Other	725.87	
Taxis	433.78	
Train Tickets	935.03	
Total 575 · Travel		8,365.95
576 · Utilities		4,992.68
600 · Exp - Integrated Benefits		2,598.55
Total Expense		1,151,169.85
Net Ordinary Income		-18,256.97
Other Income/Expense		
Other Income		
450 · Interest Income		64.05
455 · Interest Income / Reps		38.97
460 · MISC Income		1,200.56
485 · Gain/Loss on Exchange Rate		-166.86
Total Other Income		1,136.72
Other Expense		
580 · Taxes		
Einkommensteuer	30,012.33	
Gewerbesteuer	13,576.43	
Road Tax	348.89	
Total 580 · Taxes		43,937.65
585 · Contributions		3,416.42
999 · Wash Account for Special Acct		0.00
Total Other Expense		47,354.07
Net Other Income		-46,217.35
Net Income		-64,474.32

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2016 to December 31, 2016

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on actual commissions earned but not received until the first half of the following month along with an estimate of quarterly 12b1 commissions based on the previous quarter. This accrual is reversed the following month when the actual commissions received are recorded.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers, short-term receivables (advances) due from registered representatives.

4. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives and prepaid expenses such as FINRA Annual Renewal, insurance, legal, and computer services.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. ACCOUNTS PAYABLES represents balances owed on company credit cards for transactions occurring between last statement ending date and year end.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 71% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 2).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. MISC INCOME - Euro 1080.50 @ .90 = $1200.56 represents a reimbursement from Allianz Insurance Company July 8, 2016 for taxi expenses incurred during an insurable event.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date that would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2016

Equity, Opening Balance, Janaury 1, 2016	$	261,546.74
Owner's Equity, January 1, 2016		(120,379.36)
Ownership Equity, January 1, 2016	$	141,167.38
Net Income (Loss), Year-to-Date		(64,474.32)
Additions (Deductions) and Adjustments, Year-to-Date		-
Ownership Equity, December 31, 2016	$	76,693.06

Integrated Financial Planning Services
Audited Net Capital Computation
December 31, 2016

Total ownership equity (o/e)	$ 76,693.06	Total Equity from Balance Sheet
Total o/e qualified for net capital	$ 76,693.06	
Total cap & allowable subloans	$ 76,693.06	

Total Assets from Balance Sheet		$ 216,263.24
Allowable Assets:		
Cash - M & T Main Op Acct	#5696	14,577.37
Cash - M & T Savings	#6221	55,681.26
Cash - Commerzbank	#9100	16,178.38
A/R Commisssions < 30 days old		106,533.98
Less Allowable Assets		$ 192,970.99
Non Allowable Assets		$ 23,292.25

Deductions &/or charges Total non-allowable assets	$ 23,292.25	
Net capital before haircuts	$ 53,400.81	
Haircuts on securities: Trading and investment sec: Other securities	$ -	
Adjusted Net Capital	$ 53,400.81	
Minimum Net Capital Requirement:	$ 25,000.00	
Excess Net Capital	$ 28,400.81	
Net Capital less greater of:	$ (1,599.19)	
Aggrevated Indebtedness:	$ 139,570.18	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:	261%	

10% AI	$ 13,957.02
120% Min Net Cap	$ 30,000.00

Integrated Financial Planning Services
Audited Statement of Cash Flows
December 31, 2016

Net Income		$	(64,474.32)
Adjustments:			
Depreciation Expense	5,776.68		
(Increase)Decrease in A/R	(3,690.96)		
Increase(Decrease) in A/P	23,451.06		
(Increase)Decrease in Prepaid Exp.	(423.18)		
			25,113.60
Net Cash provided by operating activities			(39,360.72)
Purchase of Equipment	(900.00)		
Disposal of Equipment	916.71		
Recooped Depreciation	(916.71)		
Capital Withdrawals & Adjustments	-		
			(900.00)
Net Increase(Decrease) to cash		$	(40,260.72)
CASH BEGINNING BALANCE, 1-Jan-16			127,876.51
CASH ENDING BALANCE, 31-Dec-16			87,615.79
Net change to cash		$	(40,260.72)
	Difference:		-

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2016 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2016, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Audited Net Capital Requirements as of December 31, 2016 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Integrated Financial Planning Services financial statements. The information contained in the Audited Net Capital Requirements is the responsibility of the company's management. The audit procedures included determining with the supplemental information reconciles to the financial statements and the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion of the supplemental information, I evaluated whether it, including its form and content, is presented in conformity with 17 C.F.R. 240.para. 17a-5. In my opinion, the information contained in the Audited Net Capital Requirements as of December 31, 2016 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Stephen J. Staresinic
Certified Public Accountant
February 14, 2017

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2016, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
February 14, 2017

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2016

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, Integrated Financial Planning Services had net capital of $53,401 which was $28,401 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 2.61 to 1.



Stephen J. Staresinic
Certified Public Accountant
February 14, 2017

Integrated Financial Planning Services
Audited Net Capital Requirements Reconciliation
December 31, 2016

	4th QTR FOCUS Filed: 01/26/17	AUDIT Completed: 02/14/17	Diff		MEMO
Total ownership equity (o/e)	$ 81,646	$ 76,693	$ (4,953)		
Total o/e qualified for net capital	$ 81,646	$ 76,693	$ (4,953)		
Total cap & allowable subloans	$ 81,646	$ 76,693	$ (4,953)	$ (4,953)	adjustment made to clear 2016 prepaid e during audit
Deductions &/or charges Total non-allowable assets	$ 28,245	$ 23,292	$ (4,953)		
Net capital before haircuts	$ 53,401	$ 53,401	$ (0)	**$ (4,953)**	
Haircuts on securities: Trading and investment sec: Other securities	$ -	$ -	$ -		
Adjusted Net Capital	$ 53,401	$ 53,401	$ 0		
Minimum Net Capital Requirement:	$ 25,000	$ 25,000			
Excess Net Capital	$ 28,401	$ 28,401			
Net Capital less greater of: 10% of Line 29 or 120% of Line 21	$ 23,401	$ 23,401			
Aggrevated Indebtedness:	$ 139,570	$ 139,570	**$ 0**	**$ 0**	
AI to Net Capital Ratio:	261.36%	261.36%			

Integrated Financial Planning Services
Net Capital Computation

Total ownership equity (o/e)	$	81,646	Total Equity from Balance Sheet
Total o/e qualified for net capital	$	81,646	
Total cap & allowable subloans	$	81,646	
Deductions &/or charges Total non-allowable assets	$	28,245	
Net capital before haircuts	$	53,401	
Haircuts on securities: Trading and investment sec: Other securities	$	-	
Adjusted Net Capital	$	53,401	
Minimum Net Capital Requirement:	$	25,000	
Excess Net Capital	$	28,401	
Net Capital less greater of:	$	23,401	
Aggrevated Indebtedness:	$	139,570	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:	$	3	

Total Assets from Balance Sheet		$ 221,216.14
Allowable Assets:		
Cash - M & T Main Op Acct	#5696	14,577.37
Cash - M & T Savings	#6221	55,681.26
Cash - Commerzbank	#9100	16,178.38
A/R Commisssions < 30 days old		106,533.98
Less Allowable Assets		$ 192,970.99
Non Allowable Assets		$ 28,245.15

10% AI	$ 13,957.02
120% Min Net Cap	$ 30,000.00

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2016 and its reconciliation with financial statements of IFPS as of December 31, 2016.

IFPS has an Overpayment Carry Forward of $ 157 as of December 31, 2016. The Form SIPC-7T was filed on February 13, 2017.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2016.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is intended solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
February 14, 2017

Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2016. My procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2016 to December 31, 2016, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.



Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 14, 2017

Independent Auditor's Statement on Material Inadequacies

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2016, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 10, 2016. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.



Stephen J. Staresinic
Certified Public Accountant
February 14, 2017

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying **Integrated Financial Planning Services' Exemption Report,** in which Integrated Financial Planning Service ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which (1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) and 2(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated in all material respects, based on the conditions set forth in paragraph (k) (1) and 2(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Stephen J. Staresinic, CPA

Heidelberg, Germany

14 February 2017

Integrated Financial Planning Services' Exemption Report

Integrated Financial Planning Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The provisions of this section shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

INTEGRATED FINANCIAL PLANNING SERVICES
KARL STRASSE 20
D-69117 HEIDELBERG
GERMANY

Integrated Financial Planning Services

I, Barry E. Swanson, CFP, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Barry E. Swanson, CFP

President, Integrated Financial Planning Services

14 FEB 2017

Date